Filed by Tower Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: First Chester County Corporation

Commission File No.: 001-34500

The following material was made available to customers of Graystone Tower Bank and First National Bank of Chester County beginning January 13, 2009.

As announced on December 28, 2009, Tower Bancorp, Inc., parent company of Graystone Tower Bank, has entered into an agreement to acquire First Chester County Corporation, parent company of First National Bank of Chester County. The combined organization and experienced leadership team will enhance banking and asset management services for retail customers and businesses in eleven counties throughout central Pennsylvania and Maryland.

KEY POINTS OF THE PARTNERSHIP:

—	Combined holding company asset size of approximately $2.7 billion.
—

Combined expanded branch network of 50 offices, serving eleven counties in two states (Centre, Chester, Cumberland, Dauphin, Delaware, Franklin, Fulton, Lancaster, Lebanon and York counties in Pennsylvania and Washington County in Maryland).

—	Combined employee base of over 500 employees.
—	Tower Bancorp, Inc. will remain as the holding company under which Graystone Tower Bank, First National Bank of Chester County and each of their respective divisions will operate.
—	The combined management team has over 135 years of combined in-market experience
—

This partnership plays to the strengths of both institutions. The community-based banks will continue operating under their respective community identities and will deliver the same high-level of services and products to their customers. Exhibiting core company values and cultures that complement each other, the partnership is a win-win for employees, customers, shareholders, and the communities.

MARKET LEADERS [at closing]

• Andrew Samuel, chairman and CEO of Tower Bancorp, Inc.

• Jeffrey Renninger, EVP, COO of Tower Bancorp, Inc.

• John Featherman, vice chairman of Tower Bancorp, Inc., chairman and CEO of First National

Bank of Chester County, a subsidiary of Tower Bancorp, Inc.

• Janak Amin, president and CEO of Graystone Bank Division

• Mark Merrill, EVP, CFO of Tower Bancorp, Inc.

Pending the customary conditions and shareholder and regulatory approvals, the transaction is expected to close in mid-2010.

The proposed transaction will be submitted to the shareholders of First Chester County Corporation (“First Chester”) and Tower Bancorp, Inc. (“Tower”) for their consideration and approval. In connection with the proposed transaction, Tower will be filing with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 which will include a joint proxy statement/prospectus and other relevant documents to be distributed to the shareholders of Tower and First Chester. Investors are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Tower and First Chester, free of charge from the SEC’s Internet site (www.sec.gov), or by contacting Tower Bancorp, Inc., 112 Market Street, Harrisburg, Pennsylvania 17101, Attention: Brent Smith, Investor Relations, telephone 717-724-4666. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

Tower, First Chester and their respective directors, executive officers, and certain other members of management and employees may be soliciting proxies from Tower and First Chester shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Tower and First Chester shareholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Tower’s executive officers and directors in its most recent proxy statement filed with the SEC, which is available at the SEC’s Internet site (www.sec.gov). You can also obtain free copies of these documents using the contact information above.

LOCATIONS

Graystone Tower Bank Franchise Locations		First National Bank of Chester County Franchise Locations

Centre County	• McConnellsburg (2)	Chester County	Lancaster County
• State College	• Needmore	• Downingtown	• Mountville
Cumberland County	Lancaster County	• Exton
• Camp Hill	• Elizabethtown	• Frazer
• Messiah College,	• Ephrata	• Kennett Square (5)
Grantham	• Lancaster	• Oxford
Dauphin County	• Leola	• Phoenixville
• Harrisburg (2)	Lebanon County	• West Brandywine
Franklin County	• Lebanon	• West Chester (7)
• Chambersburg (3)	York County	• West Grove
• Fort Loudon	• York	Cumberland County
• Greencastle (2)	Washington County, MD	• Carlisle
• Mercersburg	• Hagerstown (2)	Delaware County
• Waynesboro (3)	• Hancock	• Media
Fulton County		• Wawa